Exhibit 4.2

DESCRIPTION OF THE REGISTRANT’S SECURITIES

REGISTERED PURSUANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of December 31, 2019, Ritchie Bros. Auctioneers Incorporated (“Ritchie Bros.”, the “Company”,  “we”, “us” and “our”) had two classes of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): our common shares, our common share purchase rights and our restricted share units.

DESCRIPTION OF COMMON SHARES

The description below summarizes the general terms of our common shares. This section is a summary, and it does not describe every aspect of our common shares. This summary is subject to and qualified in its entirety by reference to our Articles of Amalgamation and Amendments (the “Articles”) and our Amended and Restated By-law No. 1 (“By-law No. 1”), each of which is incorporated by reference into an exhibit to our most recent Annual Report on Form 10-K. We encourage you to read our Articles and By-law No. 1 for additional information.

Authorized Shares

The Company is authorized to issue an unlimited number of common shares without par value  (each a “Common Share” and, collectively, the “Common Shares”). As of December 31, 2019, there were 109,337,781 Common Shares outstanding. All outstanding Common Shares are fully paid and non-assessable.

Voting Rights

Holders of Common Shares are entitled to receive notice of and to attend all shareholder meetings and are entitled to one vote for each share held on all matters submitted to a vote of the shareholders, including the election of directors. The Company’s Board of Directors (the “Board”) is not classified and each director is elected annually. Accordingly, holders of a majority of the Common Shares entitled to vote in any election of directors may elect all of the directors standing for election. The Articles do not provide for cumulative voting in the election of directors.

Dividends and Other Distributions

Subject to preferences that may be applicable to any preferred shares outstanding at the time, holders of Common Shares are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board out of funds legally available therefor.

Liquidation Rights

In the event of a liquidation, dissolution or winding up of Ritchie Bros., holders of Common Shares are entitled to share ratably in all assets remaining after payment of liabilities of Ritchie Bros. and the liquidation preferences, if any, of any outstanding preferred shares.

Other Provisions

Our Common Shares have no sinking fund provisions or pre-emptive, subscription, redemption or conversion rights.

Preferred Stock

Our articles authorize our Board to determine the designations, rights and restrictions to be attached to, and to issue an unlimited number of, junior preferred shares and senior preferred shares. The rights, preferences and privileges of holders of Common Shares are subject to, and may be adversely affected by, the rights of the holders of any series of preferred shares which Ritchie Bros. may designate and issue in the future. As of December 31, 2019, there were no preferred shares issued or outstanding.

Change in Control

Certain provisions of our Articles and By-law No. 1, as well as certain provisions of the Canada Business Corporations Act (the “CBCA”) and applicable Canadian securities law, could discourage potential acquisition proposals, delay or prevent a change in control or materially adversely impact the price that certain investors might be willing to pay for our Common Shares. Our Articles authorize our Board to determine the designations, rights and restrictions to be attached to, and to issue an unlimited number of, junior preferred shares and senior preferred shares.

By-law No. 1 contain provisions establishing that shareholders must give advance notice to us in circumstances where nominations of persons for election to our Board are made by our shareholders other than pursuant to either a requisition of a meeting made in accordance with the provisions of the CBCA or a shareholder proposal made in accordance with the provisions of the CBCA.

Among other things, these advance notice provisions set a deadline by which shareholders must notify us in writing of an intention to nominate directors for election to the Board prior to any shareholder meeting at which directors are to be elected and set forth the information required in this notice for it to be valid.

Our Board has adopted a shareholder rights plan, as described below in the section “Description of Common Share Purchase Rights”, which may impose a significant penalty on any person commencing a takeover bid that would result in the offeror becoming the beneficial owner of 20% or more of our outstanding Common Shares.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors.  There are no laws in Canada or exchange restrictions affecting the remittance of dividends, profits, interest, royalties and other payments to U.S. Resident Holders (as defined below) of our Common Shares, except as discussed in “Certain Canadian Federal Income Tax Considerations for U.S. Residents” below.

There is no limitation imposed by the laws of Canada or by our organizational documents on the right of a non-resident to hold or vote our Common Shares, other than discussed below.

Competition Act

Limitations on the ability to acquire and hold our Common Shares may be imposed by the Competition Act (Canada). This legislation permits the Commissioner of Competition (the “Commissioner”) to review any acquisition or establishment, directly or indirectly, including through the acquisition of shares, of control over or of a significant interest in us. This legislation grants the Commissioner jurisdiction, for up to one year after the acquisition has been substantially completed, to seek a remedial order, including an order to prohibit the acquisition or require divestitures, from the Canadian Competition Tribunal, which order may be granted where the Competition Tribunal finds that the acquisition substantially prevents or lessens, or is likely to substantially prevent or lessen, competition.

This legislation also requires any person or persons who intend to acquire more than 20% of our voting shares or, if such person or persons already own more than 20% of our voting shares prior to the acquisition, more than 50% of our voting shares, to file a notification with the Canadian Competition Bureau if certain financial thresholds are exceeded. Where a notification is required, unless an exemption is available, the legislation prohibits completion of the acquisition until the expiration of the applicable statutory waiting period, unless the Commissioner either waives or terminates such waiting period.

Investment Canada Act

The Investment Canada Act requires each “non-Canadian” (as defined in the Investment Canada Act) who acquires “control” of an existing “Canadian business”, to file a notification in prescribed form with the responsible federal government department or departments not later than 30 days after closing, provided the acquisition of control is not a reviewable transaction by Canadian authorities. Subject to certain exemptions, a transaction that is reviewable under the Investment Canada Act may not be implemented until an application for review has been filed and the responsible Minister of the federal cabinet has determined that the investment is likely to be of “net benefit to Canada” taking into account certain factors set out in the Investment Canada Act. Under the Investment Canada Act, an investment in our Common Shares by a non-Canadian who is either: (a) a WTO investor (i.e., controlled ultimately by nationals or permanent residents of World Trade Organization member countries, including the United States) or (b) a trade agreement investor (i.e., controlled ultimately by nationals or permanent residents of countries with whom Canada has a trade agreement, including the United States) but who is not a state-owned enterprise, would be reviewable only if it were an investment to acquire control of us pursuant to the Investment Canada Act and our enterprise value was equal to or greater than specified amounts, which vary annually. It is expected that, for 2020, the specified review threshold amounts for WTO investors and trade agreement investors who are not state-owned enterprises are $1.075 billion and $1.613 billion in enterprise value, respectively.

Certain Canadian Federal Income Tax Considerations for U.S. Residents

The following summarizes certain Canadian federal income tax consequences generally applicable under the Income Tax Act (Canada) and the regulations enacted thereunder (collectively, the “Canadian Tax Act”) and the Canada-U.S. Income Tax Convention (1980) (the “Convention”) to the holding and disposition of common shares.

This summary is restricted to holders of common shares each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention, (i) is resident solely in the U.S., (ii) is entitled to the full benefits of the Convention, (iii) holds all common shares as capital property, (iii) holds no common shares that are “taxable Canadian property” (within the meaning of the Canadian Tax Act) of the holder, (iv) deals at arm’s length with and is not affiliated with Ritchie Bros., (v) does not and is not deemed to use or hold any common shares in a business carried on in Canada, and (vi) is not an “authorized foreign bank” (as defined in the Canadian Tax Act) or an insurer that carries on business in Canada and elsewhere (each such holder, a “U.S. Resident Holder”).

Certain U.S.-resident entities that are fiscally transparent for U.S. federal income tax purposes (including limited liability companies) may not be regarded by the Canada Revenue Agency (“CRA”) as entitled to the benefits of the Convention. Members of or holders of an interest in such an entity that holds common shares should consult their own tax advisers regarding the extent, if any, to which the CRA will extend the benefits of the Convention to the entity in respect of its common shares.

Generally, a U.S. Resident Holder’s common shares will be considered to be capital property of a U.S. Resident Holder provided that the U.S. Resident Holder acquired the common shares as a long-term investment; is not a trader or dealer in securities; did not acquire, hold or dispose of the common shares in one or more transactions considered to be an adventure or concern in the nature of trade; and does not hold the common shares as inventory in the course of carrying on a business.

This summary is based on the provisions of the Canadian Tax Act and the Convention in effect on the date hereof, all specific proposals to amend the Canadian Tax Act and Convention publicly announced by or on behalf of the Minister of Finance (Canada) on or before the date hereof (the “Tax Proposals”), and the current published administrative and assessing policies of the CRA. It is assumed that the Tax Proposals  will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, whether by judicial, legislative, governmental or administrative decision or action, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

This summary is of a general nature only and it is not intended to be, nor should it be construed to be, legal or tax advice to any holder of common shares, and no representation with respect to Canadian federal income tax consequences to any holder of common shares is made herein. Accordingly, holders of common shares should consult their own tax advisers with respect to their individual circumstances.

Disposition of Common Shares

A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act in respect of any capital gain realized by such U.S. Resident Holder on a disposition of common shares unless the common shares constitute “taxable Canadian property” (within the meaning of the Canadian Tax Act) of the U.S. Resident Holder at the time of disposition and the U.S. Resident Holder is not entitled under the Convention to an exemption from Canadian tax on the gain.

Generally, a U.S. Resident Holder’s common shares will not constitute “taxable Canadian property” of the U.S. Resident Holder at a particular time at which the common shares are listed on a “designated stock exchange” (which currently includes the TSX and NYSE) unless at any time during the 60-month period immediately preceding a disposition both of the following conditions are true:

(i)the U.S. Resident Holder, any one or more persons with whom the U.S. Resident Holder does not deal at arm’s length, or any partnership in which the holder or persons with whom the holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class or series of our share capital; and

(ii)more than 50% of the fair market value of the common shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act), “timber resource properties” (as defined in the Canadian Tax Act), or options in respect of, interests in or civil law rights in, such properties, whether or not such properties exist.

In certain circumstances set out in the Canadian Tax Act, a common share may be deemed to be “taxable Canadian property” for purposes of the Canadian Tax Act.

Even if the common shares constitute “taxable Canadian property” to a U.S. Resident Holder, under the Convention, such a U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by such holder on a disposition of such common shares, provided the value of such common shares is not derived principally from real property situated in Canada (within the meaning of the Convention).

U.S. Resident Holders whose shares may be taxable Canadian property should consult their own tax advisors.

Dividends on Common Shares

Under the Canadian Tax Act, dividends on shares paid or credited, or deemed to be paid or credited, to a non-resident of Canada (or amounts paid or credited on account, or in lieu of payment of, or in satisfaction of, dividends) will be subject to Canadian withholding tax at the rate of 25% of the gross amount of the dividends (subject to reduction under the provisions of any applicable tax treaty). Under the Convention, a U.S. Resident Holder that beneficially owns the dividends will generally be subject to Canadian withholding tax at the rate of 15% of the gross amount of such dividends unless the beneficial owner is a company which owns (or is deemed under the Convention to own) at least 10% of the voting shares of Ritchie Bros. at that time, in which case the rate of Canadian withholding tax is generally reduced to 5%.

DESCRIPTION OF COMMON SHARE PURCHASE RIGHTS

On February 27, 2019, the Company and Computershare Investor Services, Inc. (the “Rights Agent”) amended and restated the Shareholder Rights Plan Agreement dated as of February 22, 2007 (as amended by amending agreement between the Company and Rights Agent dated April 5, 2007) (as so amended and restated, the “Rights Plan”). This summary of the common share purchase rights as set forth in the Rights Plan is subject to and qualified in its entirety by reference to the Rights Plan, which is incorporated by reference into an exhibit to our most recent Annual Report on Form 10-K.

Overview

Our Board has adopted a shareholder rights plan, pursuant to which we issued one right in respect of each common share outstanding (each a “Right” and, collectively, the “Rights”). Under the Rights Plan, following a transaction in which any person becomes an “acquiring person” as defined in the Rights Plan, each right will entitle the holder to receive a number of common shares provided in the Rights Plan. The purposes of the Rights Plan are (i) to provide our Board time to consider value-enhancing alternatives to a take-over bid and to allow competing bids to emerge; (ii) to ensure that shareholders are provided equal treatment under a take-over bid; and (iii) to give adequate time for shareholders to properly assess a take-over bid without undue pressure. The Rights Plan can potentially impose a significant penalty on any person commencing a takeover bid that would result in the offeror becoming the beneficial owner of 20% or more of our outstanding common shares.

Issue of Rights

The Company declared the issuance of one Right in respect of each Common Share issued after February 22, 2007 (the “Record Time”) but prior to the earliest of the Separation Time (as defined below) and the redemption of the Rights pursuant to the Rights Plan or termination of the Rights Plan as described below.

Rights Certificates, Trading and Transferability

Before the Separation Time, the Rights will be evidenced by the certificates representing Common Shares and will not be transferable separate from the Common Shares. Accordingly, the surrender for transfer of any certificate representing Common Shares will also constitute the surrender for transfer of the Rights associated with such Common Shares. From and after the Separation Time, the Rights will be evidenced by separate Rights certificates.

Acquiring Person

An Acquiring Person is a person that Beneficially Owns (as defined in the Rights Plan) 20% or more of the outstanding common shares. An Acquiring Person does not, however, include the Company or any subsidiary of the Company, or any person that becomes the Beneficial Owner (as defined in the Rights Plan) of 20% or more of the Common Shares as a result of certain exempt transactions. These exempt transactions include where any person becomes the Beneficial Owner of 20% or more of the Common Shares as a result of, among other things:

•	specified acquisitions of securities of the Company;
•	acquisitions pursuant to a Permitted Bid or Competing Permitted Bid (as described below);
•	specified distributions of securities of the Company; and
•	certain other specified exempt acquisitions.

An Acquiring Person also does not include any person that owned 20% or more of the outstanding common shares at the Record Time; provided, however, that this exception shall cease to be applicable if that person increases its percentage interest in the Common Shares by more than 1% other than pursuant to one of the previously mentioned transactions, as well as if that person ceases to own 20% or more of the outstanding Common Shares at any time after the Record Time.

Separation Time

Rights are not exercisable before the Separation Time. “Separation Time” means, subject to certain exceptions, the close of business on the tenth trading day after the earliest of:

•	the first date of public announcement that a person has become an Acquiring Person, as defined below (the “Stock Acquisition Date”);

•

the date of the commencement of, or first public announcement of, the intent of any person (other than the Company or any of its subsidiaries) to commence a Take-over Bid, as defined in the Rights Plan (other than a Permitted Bid or a Competing Permitted Bid, as defined below), which is generally an offer for outstanding Common Shares that could result in the offeror becoming the beneficial owner of 20% or more of the Company’s outstanding Common Shares; and

•

the date on which a Permitted Bid or Competing Permitted Bid ceases to be such; or such later time as may be determined by the Board, in good faith, provided that if any bid referred to above expires or is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such offer shall be deemed never to have been made.

Exercising Rights at such time until the tenth trading day after the first public announcement of the occurrence of a “Flip-in Event” (as described below) will entitle the holder to purchase one common share at the exercise price (the “Exercise Price”), which shall equal three times the market price per Common Share determined at the Separation Time, subject to subsequent adjustment in accordance with the Rights Plan.

Exercise of Rights

After the close of business on the tenth trading day after the first public announcement of the occurrence of a “Flip-in Event”, which is a transaction or event pursuant to which any person becomes an Acquiring Person, each Right will entitle the holder thereof to receive upon exercise of the Right that number of Common Shares equal to twice the Exercise Price. However, any Rights beneficially held by an Acquiring Person, including its affiliates, associates and joint actors, or the transferee of any such person, will become null and void. Accordingly, such persons will be unable to transfer or exercise any Rights.

Until a Right is exercised, the holder of the Right will have no rights as a Company shareholder solely with respect to that Right.

In lieu of the issuance of fractional shares upon the issuance of any Rights, the Company will make cash payments based on the market price of such shares in amounts exceeding $10.00. Acquisitions that require shareholder approval or for which the Board has waived application of the Rights Plan as described below, or acquisitions pursuant to a Permitted Bid or a Competing Permitted Bid are among the transactions that do not constitute “Flip-in Events”.

Permitted Bids

Under the Rights Plan, those bids that meet certain requirements intended to protect the interests of all shareholders are deemed to be “Permitted Bids”. Permitted Bids are offers to acquire Common Shares made by way of a take-over circular and where the Common Shares subject to the offer (together with shares owned by the offeror and its affiliates, associates and joint actors) constitute 20% or more of the outstanding Common Shares, and which also comply with the following conditions:

•	the bid is made to all registered holders of Common Shares (other than Common Shares owned by the offeror);
•

the bid provides that no Common Shares will be taken up or paid for unless at such date more than 50% of the outstanding Common Shares held by shareholders other than the offeror and certain related parties have been deposited pursuant to the bid and not withdrawn;

•

the bid provides that no Common Shares will be taken up or paid for pursuant to the bid before the close of business on the date that is not less than 105 days following the date of the take-over bid or such shorter period that a take-over bid that is not exempt from the general take-over bid requirements of applicable Canadian securities laws must remain open for deposits of securities thereunder, in the applicable circumstances at the time;

•	the bid provides that any Common Shares may be deposited to and withdrawn from the take-over bid at any time before such Common Shares are taken up and paid for; and

•

the bid provides that, in the event that more than 50% of the outstanding Common Shares are deposited and not withdrawn as described in the second bullet point above, the offeror will make a public announcement of that fact and the bid shall remain open for an additional ten business days from the date of such announcement for the deposit and tender of additional Common Shares.

A “Competing Permitted Bid” is a take-over bid that is made after a Permitted Bid or other Competing Permitted Bid has been made and prior to the expiration of such prior bid, and that satisfies the definition of “Permitted Bid” except that Common Shares under such bid may not be taken up or paid for until a date that is no earlier than the minimum number of days the take-over bid must remain open for deposits of securities thereunder pursuant to applicable Canadian securities laws after the commencement of the Competing Permitted Bid.

Protection Against Dilution

The Rights Plan contains detailed provisions regarding adjustments to the exercise price, the number and nature of the securities that may be purchased upon exercise of Rights and the number of Rights outstanding to prevent dilution in the event of certain declarations of dividends, subdivisions or consolidations of outstanding common shares, issuances of Common Shares (or other securities or rights) in respect of or in lieu of or in exchange for existing Common Shares or other changes in the common shares.

Redemption

At any time prior to the occurrence of a Flip-in Event, the Board may (subject to the prior consent of shareholders by a majority vote), at its option, elect to redeem all but not less than all of the then-outstanding Rights at a redemption price of $0.000001 per Right, subject to adjustment.

Waiver

The Board, acting in good faith, may waive application of the Rights Plan to any prospective Flip-In Event which would occur by reason of a take-over bid made by a take-over bid circular to all registered holders of common shares. However, if the Board waives the Rights Plan for a particular bid, it will be deemed to have waived the Rights Plan for any other take-over bid made by take-over bid circular to all registered holders of common shares before the expiry of the first bid. If the Board proposes such a waiver, the Board may extend the Separation Time to a date after but not more than 10 Business Days after the meeting of shareholders called to approve such waiver.

The Board may also waive the application of the Rights Plan for any Flip-In Event if it has determined that the Acquiring Person became an Acquiring Person through inadvertence, conditional upon such person reducing its beneficial ownership below 20% of the Company’s outstanding common shares, generally within 14 days of the Board making such determination.

Amendments

Except for minor amendments to correct any clerical or typographical errors and amendments to maintain the validity of the Rights Plan as a result of a change of law or regulatory requirements, majority shareholder approval is required for amendments to the Rights Plan before the Separation Time, after which the approval of holders of Rights is required.

Term

The Rights Plan was approved at the annual meeting of the Company’s shareholders held on May 7, 2019, and will expire at the termination of the Company’s annual meeting in 2022 unless extended upon reconfirmation. For the term of the Rights Plan to be extended, the Rights Plan must be reconfirmed by a resolution passed by a majority of the votes cast by all holders of Common Shares who vote in respect of such reconfirmation at every third annual meeting of shareholders of the Company.

Exchange Controls

There is no limitation under the laws of Canada or in our organizational documents on the right of foreigners to hold our Rights, except that the Rights Plan provides that neither the Company nor the Rights Agent Company will be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States of America, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

Canadian Federal Income Tax Consequences for U.S. Residents

The following is, as of the date hereof, a general summary of the principal Canadian federal income tax considerations under the Canadian Tax Act and the Convention generally applicable to holders of common shares of holding Rights pursuant to the Rights Plan.

This summary is restricted to U.S. Resident Holders each of whom, at all material times for the purposes of the Canadian Tax Act and the Convention, (i) will hold all Rights as capital property, (ii) holds no Rights that are “taxable Canadian property” (within the meaning of the Canadian Tax Act) of the holder, and (iii) does not and is not deemed to use or hold any Rights in a business carried on in Canada (each such holder, a “U.S. Resident Rights Holder”).

This summary is based upon the provisions of the Canadian Tax Act and the Convention in force as of the date hereof, the Tax Proposals, and the current published administrative policies and assessing practices of the Canada Revenue Agency.  It is assumed that the Tax Proposals will be enacted as currently proposed, and that there will be no other material change to any applicable law or administrative or assessing practice, whether by judicial, legislative, governmental or administrative decision or action, although no assurance can be given in these respects. Except as otherwise expressly provided, this summary does not take into account any provincial, territorial or foreign tax considerations, which may differ materially from those set out herein.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or income tax advice to any particular holder. Holders should consult their own income tax advisors with respect to the tax consequences applicable to them of holding, exercising or otherwise disposing of Rights based on their own particular circumstances and any applicable federal, provincial, territorial or foreign legislation.

Generally, a U.S. Resident Rights Holder’s Rights will be considered to be capital property to such holder provided that the holder acquired the common shares and Rights as a long-term investment; is not a trader or dealer in securities; did not acquire, hold or dispose of the common shares or Rights in one or more transactions considered to be an adventure or concern in the nature of trade; and does not hold the common shares or Rights as inventory in the course of carrying on a business.

Generally, a U.S. Resident Rights Holder’s Rights will not constitute “taxable Canadian property” of the holder at a particular time at which the common shares are listed on a “designated stock exchange” (which currently includes the TSX and NYSE) unless at any time during the 60-month period immediately preceding a disposition both of the following conditions are true:

(i)the U.S. Resident Rights Holder, any one or more persons with whom the U.S. Resident Rights Holder does not deal at arm’s length, or any partnership in which the holder or persons with whom the holder did not deal at arm’s length holds a membership interest directly or indirectly through one or more partnerships, alone or in any combination, owned 25% or more of the issued shares of any class or series of our share capital, or owned Rights to acquire 25% or more of such class or series; and

(ii)more than 50% of the fair market value of the common shares was derived directly or indirectly from, or from any combination of, real or immovable property situated in Canada, “Canadian resource properties” (as defined in the Canadian Tax Act), “timber resource properties” (as defined in the Canadian Tax Act), or options in respect of, interests in or civil law rights in, such properties whether or not such properties exist.

In certain circumstances set out in the Canadian Tax Act, a Right may be deemed to be “taxable Canadian property” for purposes of the Canadian Tax Act.

Pursuant to the Canadian Tax Act, a U.S. Resident Rights Holder will not be subject to tax under the Canadian Tax Act on the ownership, exercise or other disposition of Rights.

Even if the Rights constitute taxable Canadian property to a U.S. Resident Rights Holder, under the Convention such U.S. Resident Rights Holder will not be subject to tax under the Canadian Tax Act on any capital gains realized by such holder on a disposition of such Rights, provided the value of such Rights is not derived principally from real property situated in Canada (within the meaning of the Convention).

U.S. Resident Rights Holders whose Rights may be taxable Canadian property should consult their own tax advisors.

DESCRIPTION OF RESTRICTED SHARE UNITS

The description below summarizes the general terms of our restricted share units. This section is a summary, and it does not describe every aspect of our restricted share units. This summary is subject to and qualified in its entirety by reference to our Articles and By-law No. 1, each of which is incorporated by reference into an exhibit to our most recent Annual Report on Form 10-K. We encourage you to read our Articles and By-law No. 1 for additional information.

Overview

This description relates to restricted share units (the “RSUs”) representing certain rights to earn a cash payment or a specified number of Common Shares of Ritchie Bros. following an applicable vesting period. The RSUs may be issued from time to time under the Company’s Amended and Restated Senior Executive Restricted Share Unit Plan, as amended, (the “Executive RSU Plan”) and Amended and Restated Employee Restricted Share Unit Plan, as amended, (the “Employee RSU Plan” and together with the Executive RSU Plan, the “RSU Plans”).

Summary of the Restricted Share Units and the RSU Plans

The following is a summary of the material terms of the RSUs granted under the RSU Plans. The following does not purport to be a complete description of the RSU Plans and is qualified in its entirety by reference to the full text of the RSU Plans.

Eligibility

The RSU Plans provide for the grant or award of RSUs which entitle participants, following vesting of the RSUs, to payment either in the form of Common Shares or cash to any person designated by the Board or by the compensation committee of the Board (the “Compensation Committee”) who is an employee of the Company or any affiliate of the Company.

Number of Authorized Shares

The aggregate number of Common Shares that may be issued or delivered under the RSU Plans is 800,000 Common Shares.

Administration

Unless otherwise determined by the Board, the RSU Plans will be administered by the Compensation Committee.

Type of Award

The Board or the Compensation Committee may grant RSUs under the RSU Plans that will, at the election of the Compensation Committee, following vesting, entitle the recipient to: (i) a specified amount of cash, net of all applicable withholding taxes; (ii) a payment that, net of all applicable withholding taxes, will be satisfied by the issuance of Common Shares; or (iii) a payment that, net of all applicable withholding taxes, will be applied to open market purchases of Common Shares on behalf of participants; provided that this method of settlement is not available for any officer or director subject to Section 16 of the Securities Exchange Act of 1934, as amended. The payment to be received, or applied to the purchase or issuance of Common Shares, is based on the number of vested RSUs multiplied by the fair market value of one Common Share as at the date of vesting. Where the payment, net of applicable withholding taxes, is to be applied to the issuance of Common Shares, the Common Shares to be issued are to be issued at an issue price equal to the fair market value of one Common Share as at the date of vesting. The foregoing is subject to provisions of the RSU Plans which may result, if the participant or the Company may be in possession of undisclosed material information, or the ability to trade in securities of the Company may be restricted under any insider or securities trading policy, in the fair market value of Common Shares instead being determined as at a subsequent date where that is no longer the case. Each award or grant of RSUs will be evidenced by a written agreement between the Company and the participant or a letter issued by the Company to a participant.

Whenever a dividend is paid on the Common Shares, additional RSUs will be credited to a participant’s account. The number of such additional RSUs will be calculated by dividing the dividend that would have been paid to the participant if the participant’s RSUs as at the record date for the dividend had been Common Shares, whether vested or not vested, by the fair market value of Common Shares on the date on which the dividend is paid, with fractional RSUs calculated and rounded to two decimal places.

The RSU Plans do not contemplate any financial assistance being provided to participants.

Terms of RSU Grants

Unless otherwise determined by the Compensation Committee, the RSUs granted to a participant will vest at the time and in the manner determined by the Board or the Compensation Committee at the time of the award or grant and as set out in the grant agreement or grant letter evidencing the award.

Subject to the right of a participant to designate beneficiaries entitled to receive benefits under the RSU Plans following the death of the participant, RSUs are not assignable or transferable by a participant other than by will or the laws of descent and distribution. Due to the restrictions on transferability imposed by the RSU Plans, there is no market or method that would allow an RSU participant to receive any consideration or compensation for their RSUs prior to the time of vesting.

RSUs that fail to vest in accordance with the RSU Plans will be cancelled as of the date of the failure to vest. Upon failure to vest, the participant will have no further right, title or interest in or to such RSUs.

Adjustment of Common Shares Subject to the RSU Plans

In the event of any share dividend, subdivision or consolidation of the Common Shares, reclassification or conversion of the Common Shares, or any combination or exchange of securities, merger, consolidation, recapitalization, amalgamation, plan of arrangement, reorganization, spin off or other distribution of the Company’s assets to shareholders which the Compensation Committee determines affects the Common Shares such that an adjustment is appropriate to prevent dilution or enlargement of participants’ rights under the RSU Plans, then, subject to any relevant resolutions of the Board, the Compensation Committee may, in its discretion, make adjustments as it deems appropriate to preserve proportionately the interests of participants as a result of the change.

Limitations with Respect to Grants

In addition to the limits on the aggregate number of Common Shares that may be issued or delivered pursuant to open market purchases under the RSU Plans, the number of Common Shares issuable to insiders pursuant to the plan and any of the Company’s other securities compensation arrangements may not exceed 10% of the issued and outstanding Common Shares, and the number of Common Shares issued to insiders within any one year period under the RSU Plans and any of the Company’s other securities compensation arrangements may not exceed 10% of the issued and outstanding Common Shares. For these purposes, “insiders” has the meaning given to that term in the Securities Act (Ontario) who are “reporting insiders” under applicable Canadian securities laws and includes directors and certain officers of the Company, significant shareholders, associates and affiliates. The RSU Plans do not provide for a maximum number of Common Shares that may be issued or delivered pursuant to open market purchases to an individual pursuant to the RSU Plans or any other share compensation arrangement (expressed as a percentage or otherwise).

Cessation

Unless the Board or Compensation Committee otherwise determines, in the event of termination of a participant’s employment by the Company or an affiliate:

•

without cause, including following the incapacity of the participant, the participant will be entitled to receive payment in respect of RSUs recorded in the participant’s account as at the last day of active employment that subsequently vest, on a prorated basis to reflect the portion of the vesting period during which the participant was employed;

•	for cause, unvested RSUs will not vest and will be forfeited;
•	as a result of voluntary resignation by the participant (other than retirement), unvested RSUs will not vest and will be forfeited;
•

as a result of retirement of the participant (when the participant is at least 55 years old), the participant will be entitled to receive payment in respect of RSUs recorded in the participant’s RSU account as at the last day of active employment that subsequently vest; and

•

upon the death of a participant, the beneficiary or legal representatives of the participant will be entitled to receive payment in respect of RSUs recorded in the participant’s account as at the date of death that vest thereafter, which payment shall be payable by a lump sum cash payment, net of applicable tax withholding.

Consequences of a Change of Control

With respect to RSUs granted under the Executive RSU Plan, if a participant’s employment with the Company or a subsidiary of the Company is terminated (i) by the Company or subsidiary, other than for cause, upon a change of control or within two years following a change of control or (ii) by the participant for good reason, as defined in the Executive RSU Plan, upon a change of control or within one year following a change of control, then all RSUs recorded in the participant’s RSU account as at the date of termination shall vest, and the participant will be entitled to receive a cash payment in respect of all vested RSUs, net of all applicable tax withholdings, within 30 days of the date of termination.

For purposes of the Executive RSU Plan, a “change of control”, unless otherwise defined in the applicable grant agreement or grant letter, means the occurrence of any one of the following events:

•	a person or group of persons acting jointly or in concert, acquiring or accumulating beneficial ownership of more than 50% of the Common Shares;
•

a person or group of persons acting jointly or in concert, holding or beneficially owning at least 25% of the Common Shares and being able to change the composition of the Board by having the person’s or group of persons’ nominees elected as a majority of the Board; or

•	the arm’s length sale, transfer, liquidation or other disposition of all or substantially all of the assets of the Company, over a period of one year or less, in any manner whatsoever.

The Employee RSU Plan does not provide for vesting of RSUs upon a change of control.

Amendment and Termination of the RSU Plans

Subject to certain restrictions, the Board or the Compensation Committee, may, from time to time, amend, suspend or terminate either RSU Plan without the consent or approval of any participant and, except as described below, without the consent or approval of the Company’s shareholders. Nonetheless, unless required by applicable laws, no amendment may adversely affect the rights of any participant at the time of the amendment with respect to RSUs credited to such participant’s RSU account without the consent of the participant. Shareholder approval will be required for any amendment of either RSU Plan to:

•	reduce the issue or purchase price of Common Shares issuable under the RSU Plan;
•	extend the term of any RSU held under the RSU Plan where the RSUs entitle or potentially entitle the holder to be issued Common Shares under the RSU Plan;
•	amend or remove the limits on the amount of grants to insiders contained in the RSU Plans;
•	increase the maximum number of Common Shares issuable under the RSU Plan;
•	permit non-employee directors to participate in the plan and be entitled or potentially entitled to be issued Common Shares under the RSU Plan;
•	permit assignment or transfer of rights or interests under the plan to be entitled or potentially entitled to be issued Common Shares under the RSU Plan;
•	amend the provisions specifying which amendments require shareholder approval; or
•	amend other matters that require shareholder approval under the rules or policies of any stock exchange on which the Common Shares may be listed or posted for trading.

Exchange Controls

Canada has no system of exchange controls. There are no Canadian restrictions on the repatriation of capital or earnings of a Canadian public company to non-resident investors. There are no laws in Canada or exchange restrictions affecting the crediting to the American Employee’s (as defined below) RSU account of any additional RSUs, if a dividend is paid on the Common Shares, except as discussed in “Canadian Federal Income Tax Considerations for U.S. Residents” below.

There are no limitations under the laws of Canada or in the Company’s organizational documents on the right of foreigners to hold RSUs.

Canadian Federal Income Tax Considerations for U.S. Residents

The following is, as of the date of this Registration Statement, a summary of the principal Canadian federal income tax consequences under the Canadian Tax Act applicable to a director, officer or employee of the Company or an affiliate thereof who is awarded RSUs pursuant to the RSU Plans and who, for purposes of the Canadian Tax Act, and at all relevant times: (i) is an individual who is a non-resident of Canada for purposes of the Canadian Tax Act, is a resident of the United States for purposes of the Convention and qualifies for the full benefits of the Convention; (ii) will not use or hold (and will not be deemed to use or hold) the RSUs in, or in the course of, carrying on a business in Canada; and (iii) deals at arm’s length with the Company and each affiliate thereof within the meaning of the Canadian Tax Act (an “American Employee”). This summary does not apply to any other participant in the RSU Plans. All such participants are urged to consult their own tax advisors having regard to their particular circumstances.

The summary is based on the current provisions of the Canadian Tax Act and the Convention, the Tax Proposals, and on the current published administrative policies and assessing practices of the CRA. It is assumed that the Tax Proposals will be enacted as proposed, no other relevant change to any applicable law will be made, and each such administrative policy and assessing practice will continue to be applied, although no assurance can be given in these respects. Unless and except to the extent otherwise expressly stated, this summary does not take into account any applicable provincial, territorial or foreign tax law consideration, which may differ significantly from the Canadian federal income tax considerations discussed in this summary. This summary assumes that, in accordance with the RSU Plans: (i)  any RSU granted to an American Employee under the Plan is in respect of services to be performed by such American Employee in the calendar year in which such RSU is granted and is in addition to and not in substitution for or in lieu of ordinary salary and wages received by such American Employee in respect of services to the Company or an affiliate thereof; and (ii) the settlement of any such RSU will occur within three years following the end of the year in which such RSU was granted, such that the particular RSU Plan will not be subject to the “salary deferral arrangement” rules under the Canadian Tax Act.

For the purposes of the Canadian Tax Act, all amounts relating to the RSUs must be expressed in Canadian dollars. Amounts denominated in a foreign currency must be converted into Canadian dollars based on exchange rates as determined in accordance with the Canadian Tax Act. Any amounts to be included in income of an American Employee may be affected by fluctuations in the relevant exchange rate.

Granting of RSUs

No Canadian federal income tax consequences applicable to an American Employee will arise by reason of the granting of RSUs to the American Employee, including the crediting to the American Employee’s RSU account of any additional RSUs (the “Dividend Equivalent RSUs”) if a dividend is paid on the Common Shares, provided that, in the case of a grant of Dividend Equivalent RSUs, none of the main purposes for such grant was to postpone any tax payable under the Canadian Tax Act.

Vesting of RSUs

No Canadian federal income tax consequences applicable to an American Employee will arise upon the vesting of RSUs, unless the RSUs are settled at that time, where the RSUs are subsequently settled in accordance with the provisions of the particular RSU Plan.

Expiry of RSUs

No Canadian federal income tax consequences applicable to an American Employee will arise upon the expiry of RSUs or their forfeiture because they fail to vest.

Settlement of RSUs

Employment Wholly Outside Canada

An American Employee will not be liable for Canadian federal income tax in respect of the amount of the benefit arising on settlement of the RSUs:

•

equal to the fair market value of the Common Shares at such time plus any amounts withheld on account of applicable tax withholdings and, if applicable, any amounts paid by the Company on account of brokerage commissions or similar fees in connection with the purchase of such Common Shares (collectively, the “Share Benefit”), or

•	equal to the amount of the cash payment at the time of settlement plus any amounts withheld on account of applicable tax withholdings (collectively, the “Cash Benefit”),

derived by him or her from employment exercised wholly outside Canada.

Employment Not Wholly Outside Canada

Where an American Employee exercises some or all of his or her employment duties within Canada, he or she will be taxable in Canada, in the year in which the Common Shares or the cash is received, on the portion of his or her Share Benefit or Cash Benefit, as applicable, arising on settlement of the RSUs as is attributable to such duties, unless one of the following exemptions under the Convention applies:

•

the aggregate of the amount of the Share Benefit or Cash Benefit, as applicable, and all other salaries, wages, and other similar remuneration from such employment in respect of employment exercised in the year in Canada does not exceed CAD$10,000; or

•

the American Employee is not present in Canada for a total of more than 183 days in any twelve month period beginning or ending in the year, and the remuneration is not paid by, or on behalf of, a person who is resident in Canada and is not borne by a permanent establishment in Canada.

The determination of the applicability of the exemptions under the Convention described above is complex and requires an understanding of the facts and circumstances in a particular employment situation. As a result, American Employees should seek advice from their own tax advisors in determining whether any such exemptions under the Convention may be applicable to them having regard to their own particular circumstances.

Income tax and other source deductions may be required even where the Share Benefit or Cash Benefit, as applicable, is not subject to Canadian tax pursuant to one of the above exemptions.